EXHIBIT 99.1

POET Technologies Reports Third Quarter 2018 Financial Results

SAN JOSE, Calif., Nov. 28, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, reported its unaudited condensed consolidated financial results for the third quarter ended September 30, 2018. The Company’s financial results as well as the Management Discussion and Analysis for the third quarter have been filed on SEDAR.

Third Quarter and Recent Highlights:

  Revenue grew over 20% over the prior quarter and nearly 27% year-over-year;
  Gross margin increased to 58.3% from 51.3% in the same quarter in the prior year;
  Expanded issued patents to 60, with 12 additional patent applications pending;
  Appointed an industry veteran, Rich Zoccolillo as Senior Vice President of Strategic Marketing and Product Management;
  Ended the quarter with cash of US$5.9 million; and
  Received its first orders valued at over US$3 million for POET Optical Interposer™-based solutions from leading global communications companies targeting data communication applications

Financial Summary

Revenue for the third quarter of 2018 was US$907,044 compared with US$752,198 in the preceding quarter and US$715,420 in the third quarter of 2017. Revenue primarily reflects the sale of DenseLight’s photonic sensors for test & measurement applications and non-recurring engineering (NRE) revenue. Gross margin for the third quarter of 2018 was 58.3% compared with 57.5% in the preceding quarter and 51.3% in the third quarter of the prior year. Net loss before taxes in the third quarter of 2018 was US$5,013,759, or ($0.02) per share, compared with a net loss before taxes of US$4,687,492, or ($0.02) per share, in the second quarter of 2018 and US$3,688,590, or ($0.01) per share, in the prior year third quarter.

The net loss in the third quarter of 2018 included non-cash stock-based compensation of US$1,149,095 and depreciation and amortization of US$640,517 compared with US$1,063,773 and US$659,820, respectively, in the preceding quarter. Non-cash stock-based compensation and depreciation and amortization were US$1,088,170 and US$559,334, respectively, in the same quarter one year ago. Capital investment in plant, equipment and patents was US$1,554,648 in the third quarter of 2018 compared with US$1,139,259 in the second quarter of 2018. The Company had capital investments of US$65,754 in the third quarter of 2017.  At the end of the third quarter 2018 the Company had a backlog of open orders for delivery in the fourth quarter and subsequent quarters of $903,614.  This backlog does not include the orders announced on November 12, 2018, a portion of which are expected to be recognized during the fourth quarter of 2018.

In connection with the filing of its base shelf prospectus, the Company has estimated that its revenue will increase materially to a range of US$8 – 10 million for total revenue in the fiscal year 2019 beginning on January 1st.  Gross Margins are also expected to expand as the relative proportion of NRE to product sales increases.  NRE is typically higher gross margin for the Company as existing engineering and operational resources are not allocated to individual projects.

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “We are making solid progress in expanding sales of our sensing product lines and improving our development and operational capabilities across the board.  We remain on track for introducing Optical Interposer-based products in the first half of 2019, now to include both receive-only and transmit-receive solutions. We are most excited about the opportunities resulting from our recently announced orders from data and telecommunications industry leaders, as they represent significant customer engagements with meaningful near-term and long-term growth potential.  These customers were won over by the benefits of POET’s Optical Interposer solutions to reduce cost and power consumption while at the same time improving performance.  We will provide increasingly integrated components to these customers, beginning with lasers and detectors on the Optical Interposer platform, and we expect multiple versions of these components to be included in our customers’ product offerings.  Our ability to deliver disruptive cost reductions to our customers for production contracts, enabled by our innovative Optical Interposer technology, was key to winning these orders.  We believe that we are working with more highly-strategic customers than ever before, positioning us for growth and the realization of our strategic objectives.”

Business and Technical Update Conference Call
As previously announced, the Company will host a business and technical update conference call tomorrow, Thursday, November 29, 2018 at 8:00 a.m. Pacific Time. The conference call will be led by POET’s Chief Executive Officer, Dr. Suresh Venkatesan, who will be joined by Thomas Mika, Chief Financial Officer, and Rich Zoccolillo, Senior Vice President of Strategic Marketing and Product Management. Analysts and investors may join the conference call using the following information:

Date: Thursday, November 29, 2018
Time: 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time)
U.S./Canada Conference Call Number: 1-866-688-4315
International Call Number: +1-409-217-8326
Pass code: 1363666

A live audio webcast and archived replay of the business and technical update conference call, as well as associated presentation materials will be made available in advance of the conference call in the Investor Relations section of POET’s website at www.poet-technologies.com.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

Shareholder Contact:
Shelton Group
Brett L. Perry
Leanne K. Sievers
E: sheltonir@sheltongroup.com

Company Contact:
Thomas R. Mika, EVP & CFO
E: tm@poet-technologies.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the improvements in device cost, efficiency and performance anticipated with respect to the Company’s approach to integration of devices as well as its expectations regarding progress in product development and revenue targets.  They also include statements regarding expectations for increased revenue and gross margins in future quarters and for the year, the ability of the Optical Interposer to reduce costs and power consumption and to increase performance, the incorporation of Optical Interposer based components in products offered by the Company’s customers, and the ability to deliver solutions on a timely basis that are disruptive in cost, as well as the timing of the distribution of its third quarter financial results and hosting a business and technical update conference call.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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